Exhibit 99.1

WIND Telecomunicazioni announces completion of the sale of majority stake of its tower subsidiary to Cellnex Telecom (Abertis Telecom)

Rome, Italy—March 26, 2015

WIND Telecomunicazioni S.p.A. (“WIND”) announces the successful completion of the sale of 90% of the shares of its fully owned subsidiary Galata S.p.A. (“Galata”) to Cellnex Telecom (“Cellnex”), formerly named Abertis Telecom Terrestre SAU, and the receipt of a total cash consideration of 693 million euro.

WIND has entered into a Tower Services Agreement for an initial term of 15 years with Galata for the provision of a broad range of services on the contributed sites and sites that will be subsequently built by Galata hosting WIND equipment.

Galata is a tower business consisting of 7,377 towers together with the relevant functions, employees and related contracts, of which Cellnex owns 90% of the share capital while WIND retains a 10% stake.

- END -